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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One)

 [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 1996
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Reddi Brake Supply Corporation
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Full Name of Registrant

Wesco Auto Parts Corporation
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Former Name if Applicable

1376 Walter Street
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Address of Principal Executive Office (STREET AND NUMBER)

Ventura, California 93008
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



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 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

See attachment hereto.                          (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Sandford Waddell                  (805)               644-8355
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                             [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment hereto.


                         Reddi Brake Supply Corporation
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 17, 1997             By    /s/ Sandford Waddell
    -----------------------------      -----------------------------------------
                                       Sandford Waddell, Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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Part III - Narrative (Continued)

        The registrant's inability to file its Form 10-Q for the quarterly period ended December 31, 1996 is due to the fact that the registrant has experienced delays in finalizing certain information necessary for the completion of its financial statements for this quarterly period, resulting in a delay in the preparation of the Form 10-Q.

Part IV - Other Information (Continued)

        The registrant anticipates reporting net sales of $10,681,388 and $27,396,236 for the three and six month periods ended December 31, 1996, respectively, as compared to net sales of $14,573,273 and $29,903,614 for the same periods last year. The registrant also anticipates reporting a net loss of at least $4,100,000 and $6,200,000 for the three and six month periods ended December 31, 1996. This net loss was attributable in part to a decrease in sales of 27% and 8% for the three and six month periods ended December 31, 1996, respectively. In addition the estimated gross profit percentage decreased to 36.6% and 36.8% during the three and six month periods ended December 1996, respectively, as compared to 40.5% and 41.4% for the same periods during the prior year.

        In addition, estimated warehouse operating and selling expenses increased to 54% and 43.9% of sales for the three and six month periods ended December 31, 1996, compared to 35.8% and 33.2% during the same period of the prior year.

        During the three and six month periods ended December 31, 1996, the Company has incurred $298,153 in restructuring charges for legal and professional fees associated with the informal reorganization.

        The significant decrease in sales for the three and six month periods ended December 31, 1996 were due to the company's current liquidity position and its inability to acquire products.

        The Company is working with its principal trade creditors to reorganize its fiscal affairs, including its obligations to all creditors. Any proposed plan of reorganization will require an infusion of additional capital. There can be no assurance that the Company will be able to raise the additional capital, and if the Company is not able to raise such capital it is doubtful that the Company will be able to continue its operations.

        Since the registrant's financial statements have not yet been finalized, the estimates provided herein may be subject to further adjustment.



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